CTDC Attends the Inauguration Ceremony of Thin Film A-Si Manufacturing Line in Changzhou, China

HONG KONG, April 2nd, 2008 — China Technology Development Group Corporation (NasdaqCM: CTDC, “the Company” or “CTDC”), a provider of clean and renewable energy products and solutions focusing on solar energy business in China, today announced that the Company attended the inauguration ceremony of the first 5MW Thin Film Amorphous Silicon Solar Module manufacturing line in Changzhou, China, which is the manufacturing plant of China Stream Fund Solar Energy Company (“China Stream Solar”). According to the expansion plan of China Stream Solar, one of our future downstream purchasers and significant business partners, an additional 30 units of 5MW Thin Film Amorphous Silicon production lines with an output capacity of 150MW will be completed by 2008. The future demand of SnO2 solar base plates will reach over 3 million per year, which potentially requires more than 40 SnO2 production lines.

Mr. Alan Li, Chairman of the Company, as well as Mr. Yuan Lee, Chairman of Terra Solar Global Inc, CTDC’s strategic partner and Mr. Henry Behnke, Chairman of China Solar Energy Holdings Limited attended the ceremony. The three chairpersons discussed with the Chairman of China Stream Solar, Mr. Ao Yang, in relation to the future cooperation contract of the SnO2 solar plate business. Meanwhile, the technical engineers from the Company and China Steam Solar discussed and exchanged the details of the specific technical parameters in preparation of the SnO2 base plate production and delivery.

“We are very delighted to see the significant progress from our potential customer and are truly confident that we will be able to build a strong partnership with them in the near future. We are continuing to devote our best effort to accelerate the quality assurance testing and certification process of our final product, which is planned to be available on the market by end of the second quarter of this year. In addition, we are expecting to have a minimum of 6 production lines to be completed and ready for production by late fourth quarter of 2008,” commented Mr. Alan Li, Chairman and Chief Executive Officer of the Company.

About CTDC:
CTDC is a provider of clean and renewable energy products and solutions focusing on solar energy business in China. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China.

For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.